EXHIBIT 99.1

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

TORONTO, June 28, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (the “Company”) today provided the results of its annual general meeting of shareholders held on June 27, 2017. A total of 35,374,083 common shares were voted at the meeting, representing 62.42% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Fixing the number of directors at seven;
  Election of all management nominees to the board of directors of the Company;
  Appointment of KPMG LLP as auditor of the Company for the ensuing year;
  Authorization of the directors to fix the auditors remuneration;
  Approval, by disinterested shareholders, of option grants to directors of the Company.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	17,900,964	1,066,698	94.38
Rudi P. Fronk	18,741,502	226,160	98.81
Eliseo Gonzalez-Urien	18,736,577	231,085	98.78
Richard C. Kraus	18,738,110	229,552	98.79
Jay S. Layman	18,746,558	221,104	98.83
John W. Sabine	18,752,140	215,522	98.86
Gary A. Sugar	18,740,922	226,740	98.80

A total of 16,406,421 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the stock option grants to directors.

All of the seven above-listed directors were re-elected to the Board.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net